(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number:
CUSIP Number:

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Modtech Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

2830 Barnett Avenue
Address of Principal Executive Office (Street and Number)

Perris, California 92571
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

Modtech Holdings, Inc. (the “Company”) files this report for a 15 day extension, from March 16 to March 31, 2005, for filing its Annual Report on Form 10-K for the year ended December 31, 2004. The Company did not file its Form 10-K by March 16, 2005 because it was unable to complete the preparation of its consolidated financial statements by the initial filing date without unreasonable effort and expense. The delay in the preparation of the financial statements is primarily due to the additional work performed by management to assess the Company’s internal controls over financial reporting and to evaluate “material weaknesses” in those internal controls, as defined by the Public Company Accounting Oversight Board Standard No. 2. Management believes the material weaknesses identified to date relate to (i) certain deficiencies in controls with respect to subcontracts, inventory and financial close; and (ii) deficiencies in management information systems and information technology. The Company has not yet determined whether any of these deficiencies constitutes a “material weakness” within the meaning of Public Company Accounting Oversight Board’s Auditing Standard No. 2.

The Company is working diligently to complete its financial statements and intends to file its complete Annual Report on Form 10-K for the year ended December 31, 2004 by no later than March 31, 2005.

SEC 1344 (07-03)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Dennis L. Shogren	951	943-4014
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Modtech Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 16, 2005	By:	/s/ Dennis L. Shogren
Dennis L. Shogren, Chief Financial Officer

Explanation of Anticipated Change in Results of Operations

The Company anticipates a significant change in its results of operations from fiscal 2003 will be reflected by the earnings statements to be included in the Form 10-K for the year ended December 31, 2004. The Company currently expects to report revenue of approximately $185 million compared to $160 million for fiscal 2003. The Company expects to report a net loss of in excess of $7.0 million for fiscal 2004, compared to net income of $1.47 million for fiscal 2003.

The net loss for fiscal 2004 is attributed primarily to the factors previously disclosed in the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2004, including but not limited to costs associated with the management restructuring plan, rising steel and lumber prices and other factors.